                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [February], 2003


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F (  X  )             No       Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes (    )                     No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated February 6, 2003. Attached is English language version of the notice.

The following table sets forth the appointment of outside auditor

---------------------------------------------------------------------------------------------------------------
1. The Name of Outside Auditor                                                          Deloitte & Touche Hana

---------------------------------------------------------------------------------------------------------------
2. The Date of Appointment                                                                    February 6, 2003

---------------------------------------------------------------------------------------------------------------
3. The Contract Period                        Start Date                                       January 1, 2003

---------------------------------------------------------------------------------------------------------------
                                              Expiry Date                                    December 31, 2005

---------------------------------------------------------------------------------------------------------------
4. The Reason of Appointment                  Appointing an auditor upon the expiration of the contract.

---------------------------------------------------------------------------------------------------------------
5. The Appropriateness of Auditor                                                                  Appropriate

---------------------------------------------------------------------------------------------------------------
6. Others                                                                                                   --

---------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2003


By      /s/  MiRi Chung
   --------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

                                       3